140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com FIRM / AFFILIATE OFFICES
February 23, 2023 VIA EDGAR	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mitchell Austin, Staff Attorney
Joshua Shainess Legal Branch Chief
Claire DeLabar, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	Reddit, Inc.
Response to Letter dated November 28, 2022
Amendment No. 6 to Draft Registration Statement on Form S-1
Submitted November 16, 2022 CIK No. 0001713445

To the addressees set forth above:

Reddit, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement on Form S-1 (“Amendment No. 7”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on December 16, 2021 (the “Draft Submission”), as most recently amended by Amendment No. 6 to the Draft Submission submitted on November 16, 2022 (“Amendment No. 6”). We are hereby providing the Company’s responses to the comment letter to Amendment No. 6 received on November 28, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated November 28, 2022 in bold type followed by the Company’s responses thereto.

February 23, 2023

Amendment No. 6 to Draft Registration Statement on Form S-1 submitted November 16, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Financial and Operating Metrics, page 98

1.

On page 100, you disclose that subsequent to September 30, 2022, you began to deploy further advances in your process used to identify and address accounts, including bots, that you believe violate your policies. Please revise to clarify whether you will recalculate your metrics for prior periods using this revised process and whether this revised process has identified a material number of accounts in violation of your policies.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 102 of Amendment No. 7 accordingly.

The Company respectfully advises the Staff that, consistent with other similarly situated companies, the Company regularly reviews users and visitors, including web crawlers. As part of this process, the Company utilizes various techniques to identify automated agents, including the analysis of, and classification based on, account attributes and activity. The number of automated agents removed in connection with these improvements represented approximately 1% of the total number of DAUq as of October 4, 2022. As the Company identifies automated agents, the Company removes them from its DAUq count prospectively and does not recalculate DAUq for prior periods.

Financial Statements

Note 17 – Subsequent Events, page F-62

2.

We note on pages 122 and 123 that the most recent third party valuation is as of August 4, 2022. We also note on page F-62 that you granted additional RSUs on November 3, 2022 and the “valuation will be determined.” Please revise this disclosure to include the amount of unrecognized stock compensation expense on November 3, 2022 RSU grant.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-31 of Amendment No. 7 accordingly.

* * *

February 23, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4993 or by email (sarah.axtell@lw.com) with any questions or comments regarding this correspondence.

Sincerely,

/s/ Sarah Axtell
Sarah Axtell of LATHAM & WATKINS LLP

cc:	Steven Huffman, Reddit, Inc.

Andrew Vollero, Reddit, Inc.

Benjamin Lee, Reddit, Inc.

Nisha Antony, Reddit, Inc.

Anthony J. Richmond, Latham & Watkins LLP

Richard A. Kline, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP